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05043775

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
APR 2 7 2005
WASH. D.C.
202
SECTION

SEC FILE NUMBER
8- 36325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2004 (MM/DD/YY) AND ENDING January 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Polite & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

154 North Main Street, Suite 204
(No. and Street)

Edwardsville	IL	62025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Polite (618) 692-4990
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name — *if individual, state last, first, middle name*)

14615 Manchester Road, Suite 204	Manchester	MO	63011
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 8/9/05

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip L. Polite, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polite & Co., Inc., as of January 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Title



Notary Public

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP.: 01/01/08

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLITE & CO., INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT
FOR THE YEAR ENDED JANUARY 31, 2005


NASD

March 31, 2005


SEC MAIL PROCESSING
RECEIVED
APR 27 2005
WASH. D.C. 202 SECTION

Mr. Phillip Polite
Polite & Company
156 N. Main Street, Suite 204
Edwardsville, IL 62025

RE: Firm CRD No. 18182

Dear Mr. Polite:

This is in response to your letter dated March 29, 2005 in which you request an extension of time in which to file Polite & Company's annual audit report for the year ending January 31, 2005 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.17a-5), which report is due April 1, 2005.

NASD as your firm's Designated Examining Authority, approves the firm's request to file its audited annual report on or before April 27, 2005. This approval is being granted on the condition that Polite & Company is in compliance with the net capital and recordkeeping rules and the requirements of SEC Rule 15c3-3.

If you have any further questions, please contact Teresa Evans, Compliance Examiner, at (312) 899-4623, or Mark Tomlin, Supervisor of Examiners, at (312) 899-4349.

Sincerely,

Elizabeth F. Page

Elizabeth F. Page
Associate District Director

aw/webba/tomlin/aa/18182 AUDIT-APP.doc

cc: Mr. Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Ms. Elizabeth Wollin, Director
NASD, Member Regulation
9509 Key West Avenue
Rockville, MD 20850

Ms. Eleanor Sabalbaro
Via Fax # (240) 386-5163

Chicago District Office
55 West Monroe Street, Suite 2700
Chicago, IL 60603-5052
tel 312 899 4400
fax 312 606 0742
www.nasd.com

POLITE & CO., INC.

TABLE OF CONTENTS

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT

Director and Stockholder
Polite & Co., Inc.
Edwardsville, Illinois 62025

We have audited the accompanying statement of financial condition of Polite & Co., Inc. (an Illinois Corporation), as of January 31, 2005, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polite & Co., Inc. as of January 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



St. Louis, Missouri
April 25, 2005

EXHIBIT A

POLITE & CO., INC.

STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2005

ASSETS		
Cash	$	2,493
Commissions - receivable		1,177
Investments (Note 3)		
Marketable securities, at market		2,232
Not readily marketable, at estimated fair value		11,128
Office equipment - net of accumulated depreciation of $1,521		--
Amortizable assets net of accumulated amortization of $966		--
TOTAL ASSETS	**$**	**17,030**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	2,971
TOTAL LIABILITIES		**2,971**
Commitments and contingencies (Note 4)		--
Stockholder's Equity		
Common stock, of no par value; authorized 5,000 shares, issued and outstanding 500 shares		500
Additional paid-in capital		7,500
Retained earnings		6,059
TOTAL STOCKHOLDER'S EQUITY		**14,059**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**17,030**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT B

POLITE & CO., INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED JANUARY 31, 2005

REVENUES		
Commissions	$	70,908
Dividends		29
Interest		2
Net unrealized capital gain		196
TOTAL REVENUES	**$**	**71,135**
EXPENSES		
Commissions - re-allowed		48,579
Occupancy and equipment rental		11,150
Depreciation		--
Office expense		2,762
Professional fees		3,000
Regulatory fees		4,236
TOTAL EXPENSES	**$**	**69,727**
(LOSS) BEFORE INCOME TAXES		1,408
INCOME TAX (Note 2)		--
NET INCOME (LOSS)	**$**	**1,408**
RETAINED EARNINGS BEGINNING		4,651
RETAINED EARNINGS ENDING	**$**	**6,059**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT C

POLITE & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2005

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, at January 31, 2004	**$ 500**	**$ 7,500**	**$ 4,651**	**$ 12,651**
Net (Loss)	--	--	1,408	1,408
BALANCE, AT JANUARY 31, 2005	**$ 500**	**$ 7,500**	**$ 6,059**	**$ 14,059**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT D

POLITE & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JANUARY 31, 2005

NONE

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT E

POLITE & CO., INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2005

OPERATIONAL CASH FLOWS		
Net Income (Loss)	$	1,408
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Non-cash long-term items included in income:		
Change in carry value of marketable securities		(544)
Change in carry value of unmarketable securities		377
Changes in working capital asset and liability items:		
(Increase) Commission Receivable		(1,177)
Increase in accounts and other payable		1,197
Net Cash Provided (Used) By Operating Activities		**1,261**
Cash Flows From Investing Activities		
Acquisition of proprietary investments - dividend reinvestment		(29)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		**(29)**
NET INCREASE (DECREASE) IN CASH		**1,232**
CASH BALANCE BEGINNING OF YEAR		**1,261**
CASH BALANCE END OF YEAR	**$**	**2,493**

The accompanying Notes to Financial Statements are an integral part of this statement

POLITE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Polite & Co., Inc. (the Company) has limited its broker/dealer operations to the sale of mutual funds, variable annuities, insurance and advisory services. The Company does not hold customer funds or securities in safekeeping.

Investments

Marketable securities are valued at market and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost, market and fair value is included in determining net income for the period.

Commissions

Commission income and expenses are recorded on a trade date basis.

Fixed Assets

The Company rents space fully furnished. See Note 4.

Organization Costs

Organization costs have been amortized on the straight line method over sixty (60) month period. Costs in the amount of $ 966 were fully amortized at February 1, 1992.

Liabilities Subordinated to claims of General Creditors

The Company had no liabilities subordinated to claims of general creditors during the year ended January 31, 2005.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all cash and money market funds to be cash equivalents. Cash at January 31, 2005 was comprised of the following:

Cash	Amount
Demand Checking	2202
Special Checking	50
Money Market (Prime Reserve)	241
Total	**$ 2,493**

POLITE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2005

2. INCOME TAXES

The company has carry-forward losses from prior years. The tax benefit is not recorded due to uncertainties of future realization.

3. INVESTMENTS

The Company's investments at January 31, 2005 follow:

Marketable Securities			
Description	Cost	Market Value	Net Unrealized Gain/ (Loss)
T. Rowe Price - Mutual Funds – Equity	$ 1,319	$ 2,232	$ 913

Not Readily Marketable Securities			
Description	Cost	Estimated Fair Value	Net Unrealized Gain/ (Loss)
NASD - Stock	$ 16,300	$ 11,128	$ (5,172)

4. COMMITMENTS AND CONTINGENCIES

The Company and an entity partially owned by its President have agreed to permit the Company to operate in facilities controlled by it. The agreed to occupancy expense is based on the Company's gross commission. For the year ended January 31, 2005 the Company paid approximately $7,500, for rent and secretarial services

POLITE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2005

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At the January 31, 2005 the Company had adjusted net capital of $12,050, which is $7,050 in excess of the required minimum dollar net capital of $5,000. The Company's net capital ratio for year ended January 31, 2005 is 0.2466 to 1.0.

6. ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

SUPPLEMENTARY INFORMATION

POLITE & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JANUARY 31, 2005

CAPITAL:		
Capital stock and paid in excess	$	8,000
Retained earnings		6,059
Total stockholder's equity qualified for net capital		14,059
Haircuts on securities:		
Equity - mutual funds		(335)
NASD - warrants - limited market		(1,669)
Money market		(5)
Total Haircuts		(2,009)
ADJUSTED NET CAPITAL	**$**	**12,050**
AGGREGATE INDEBTEDNESS	**$**	**2,971**
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL		**24.7%**

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	2,971
Total	**$**	**2,971**
Minimum dollar net capital	$	5,000
Adjusted net capital		12,050
Excess of Net Capital Over Requirement	**$**	**7,050**
Six and two-thirds percent (6 2/3%) of aggregate indebtedness	$	198
Adjusted net capital		12,050
Excess of Net Capital at 1500%	**$**	**11,852**

POLITE & CO., INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE MOST RECENTLY FILED PART II (UNAUDITED) FOCUS REPORT
FOR THE YEAR ENDED JANUARY 31, 2005

Net capital at January 31, 2005	$	12,050
Net capital shown on most recent unaudited part IIA filing		14,060
Increase (Decrease) in adjusted net capital	**$**	**(2,010)**

The difference between net capital at January 31, 2005 and net capital as computed on the most recent FOCUS part II (A) filing results from:

Audit adjustments which increases/(decreases) net capital		
Securities haircuts		(2,009)
Rounding		(1)
Increase (Decrease)in add net capital	**$**	**(2,010)**

POLITE & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2005

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (1) (i); (2) (i):

(1) (i)
All dealers and agent transactions are limited to:
(i) the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as investment company.

(2) (i)
In that all customer monetary and security receipts by the firm are promptly transmitted in Accordance with applicable regulations.

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Director and Stockholder
Polite & Co., Inc.
Edwardsville, Illinois 62025

In planning and performing our audit of the financial statements and supplemental schedules of Polite & Co., Inc. (the Company), for the year ended January 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:**

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system that we consider to be a material weakness as defined above. The Company's chief financial officer is responsible for all internal financial accounting and external reporting. Thus there is not an adequate segregation of custodial, accounting and operational responsibilities. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Polite & Co., Inc., for the year ended January 31, 2005, and this report does not affect our report thereon dated April 25, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



St. Louis, Missouri
April 25, 2005